SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULES FOR THE M PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 21, 2007

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value	$45,633,532	$38,675,108

Receivables:
Employer contributions	2,175,879	2,099,054
Employee contributions	118,605	100,630
Accrued investment income	19,122	20,625

Total receivables	2,313,606	2,220,309

Total assets	47,947,138	40,895,417

LIABILITIES:
Accrued administrative expenses	—	4,878
Return of excess employee contributions	106,823	88,245

Total liabilities	106,823	93,123

NET ASSETS AVAILABLE FOR BENEFITS	$47,840,315	$40,802,294

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:

CONTRIBUTIONS:
Participant contributions	$3,036,314
Employer contributions	3,066,625
Rollover contributions	363,384

Total contributions	6,466,323

INVESTMENT INCOME:
Net appreciation in fair value of investments	3,089,009
Interest and dividend income	1,306,241

Net investment income	4,395,250

Total Additions	10,861,573

DEDUCTIONS:
Benefits paid to participants	3,813,654
Administrative expenses	9,898

Total Deductions	3,823,552

INCREASE IN NET ASSETS	7,038,021
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	40,802,294

End of year	$47,840,315

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by Group M Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP Group plc. The Plan covers substantially all employees of the Company who have attained age 18. The retirement committee of the Company controls and manages the operation and administration of the Plan. Ameriprise Trust Company serves as trustee (“Trustee”) and custodian (“Custodian”) of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. The Company contributes a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company contributes a profit sharing contribution of no less than 4 percent of a participant’s annual compensation. A participant must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of the Company’s Retirement Committee. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions, the Company’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments—Participants direct the investment of their account balances from among various investment options offered under the Plan.

Vesting—Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion is based on years of continuous service. Participants are 100 percent vested in their profit sharing contributions after 5 years of service and 100 percent vested in their matching contributions after 3 years of service. Forfeitures arising from the account balances of terminated participants are used to reduce future Company contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2006 and 2005 were approximately $422,000 and $299,000, respectively. As of December 31, 2006 and 2005, no forfeitures were used to offset Company contributions.

Participant Loans—Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2006 interest rates ranged from 4% to 10 1/2% for outstanding loans. Participant loans at December 31, 2006 and 2005 were $482,818 and $460,132, respectively.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

Payment of Benefits—Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the Participant or the Participant’s designated beneficiary.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination—Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries, in proportion to their respective account balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions—The plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2006 and 2005, the Plan recorded a liability of $106,823 and $88,245, respectively. During 2007 and 2006, the amounts due to participants were refunded to participants as required.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005
Fund	Shares	$ Value	Shares	$ Value
RiverSource Trust Income II Fund	445,802.641	11,879,749	439,998.401	11,233,599
RiverSource Equity Index II Fund	60,922.866	2,576,245	51,006.471	1,869,030
PIMCO Total Return Fund	451,392.100	4,685,450	434,700.656	4,564,357
RiverSource Growth Fund	161,455.343	5,213,393	147,192.330	4,312,735
WPP Common Stock	39,610.77	2,683,234	39,552.123	2,279,072
American Century Income & Growth Fund	115,519.137	3,843,322	102,163.706	3,096,582
RS Emerging Growth Fund	73,182.868	2,609,701	71,722.748	2,336,727
Blackrock Focus Value Fund	161,812.095	2,402,910	—	—
Artisan International Investor Fund	93,852.982	2,720,798	67,314.271	1,703,724

During the year ended December 31, 2006, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated in value as follows:

Investment Category
Common Collective Trust Funds	$945,955
Mutual Funds	1,599,011
WPP Stock Fund	544,043

Net appreciation of investments	$3,089,009

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

2005
Net assets available for benefits per financial statements	$40,802,294
Employer contribution receivable	(2,099,054)
Employee contributions receivable	(100,630)
Accrued investment income	(20,625)
Accrued administrative expenses	4,878
Excess contribution payable	88,245

Net assets available for benefits per Form 5500	$38,675,108

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Amerprise Trust Company, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in American Depositary Receipts (“ADR’s”) of WPP Group plc, a party-in-interest. The Plan had 39,611 shares of Company stock valued at $2,683,234 at December 31, 2006 and 39,552 shares of Company stock valued at $2,279,072 at December 31, 2005.

Transactions in the funds referred to above are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

Fees incurred by the Plan for the investment management services were $10,229 and $9,478 for the years ended December 31, 2006 and 2005, respectively.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable sections of the IRC. Subsequently, the Plan was amended. In that connection, the plan administrator and the Plan’s counsel believe the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENT

In January 2007, the Plan appointed Merrill Lynch Trust Company FSB as their new recordkeeper and Trustee. All assets of the Plan were transferred to the new Trustee in 2007.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trusts:
*	Ameriprise Trust	RiverSource Income II Fund	*	*	$11,879,749
*	Ameriprise Trust	RiverSource International Equity Index II	*	*	799,113
*	Ameriprise Trust	RiverSource Emerging Growth II	*	*	732,667
*	Ameriprise Trust	RiverSource Equity Index II	*	*	2,576,245

	Total common collective trusts				15,987,774

	Mutual Funds:
	PIMCO	Total Return Fund	*	*	4,685,450
	AIM	Technology Fund	*	*	328,605
*	Ameriprise	RS Global Technology Fund	*	*	492,097
*	Ameriprise	RS Growth Fund	*	*	5,213,393
	American Century	Income & Growth Fund	*	*	3,843,322
	Janus	Mid Cap Growth Fund	*	*	1,202,376
	Blackrock	Focus Value Fund	*	*	2,402,910
	Old Mutual	Select Growth Fund	*	*	264,848
	RS	Emerging Growth Fund	*	*	2,609,701
	Artisan	International Investor Fund	*	*	2,720,798
	Janus	Advisor Worldwide Fund	*	*	965,439
	Merrill Lynch	Global Value Fund	*	*	1,657,371

	Total mutual funds				26,386,310

	Participant Loans:
*	Various participants	Loans (maturing 2007 to 2021 at interest rates from 4% to 10 1/2%)			482,818

	Common Stock Fund:
*	WPP Group plc	Common Stock	*	*	2,683,234
*	Ameriprise Trust	Money Market Fund I	*	*	92,046

	Total common stock fund				2,775,280

	Cash				1,350

	Total assets				$45,633,532

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 27, 2007	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources, Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm